

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF CORPORATION FINANCE

March 19, 2024

Adeel Rouf
Chief Executive Officer and President
Titan Acquisition Corp
c/o Winston & Strawn LLP
800 Capitol St., STE 2400
Houston, TX 77002

> **Re: Titan Acquisition Corp**
> **Amendment No. 1 to**
> **Draft Registration Statement on Form S-1**
> **Submitted March 5, 2024**
> **CIK No. 0002009183**

Dear Adeel Rouf:

We have reviewed your amended draft registration statement and have the following comments.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our February 29, 2024 letter.

Amendment No. 1 to Draft Registration Statement on Form S-1 submitted March 5, 2024

Risk Factors
If our initial business combination involves a company organized under the laws of a state of the United States . . . , page 32

1. We note your response to prior comment 4. In light of your statement that the imposition of the excise tax could "reduce the amount of cash available to pay redemptions," please clarify whether the proceeds placed in the trust account and the interest earned thereon will be used to pay for the excise tax if such a tax were to be imposed on you. In this

regard, we note your disclosure on the cover page that the proceeds placed in the trust account and the interest earned thereon "shall not be used to pay for possible excise tax."

<u>If we are deemed to be an unregistered investment company . . . , page 39</u>

2.   We note your revisions made in response to prior comment 5. As requested in the comment, please also add that that if you are required to wind down your operations as a result of being deemed to be an investment company, investors will lose any price appreciation in the combined company.

<u>Notes to Financial Statements</u>
<u>Note 7. Shareholder's Equity</u>
<u>Warrants, page F-14</u>

3.   We note your response to prior comment 11. According to your disclosure on page F-11, "The Private Placement Warrants will be non-redeemable for cash and exercisable on a cashless basis so long as they are held by the Sponsor or its permitted transferees." This provision may potentially adjust the settlement amount, based on the characteristics of the warrant holder. Accordingly, please tell us how you determined this settlement provision was within the criteria of ASC 815- 40-15-7E and provide us with your analysis.

Please contact Kellie Kim at 202-551-3129 or Jennifer Monick at 202-551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Kibum Park at 202-551-6836 or Pam Long at 202-551-3765 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Michael J. Blankenship, Esq.